Exhibit 99(a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Offer to Purchase for Cash

by

GLG PARTNERS, INC.

of
All outstanding Public Warrants, Founders Warrants, Sponsors Warrants and Co-Investment Warrants
at a Purchase Price of $0.129 Per Warrant

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 12, 2010 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED. GLG INTENDS TO EXTEND THE OFFER TO ENSURE THAT THE EXPIRATION DATE OF THE OFFER COINCIDES WITH THE COMPLETION OF THE MERGER (AS DEFINED IN THE OFFER TO PURCHASE).

September 13, 2010
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

GLG Partners, Inc., a Delaware corporation (“GLG”), is offering to purchase all 32,984,674 of our outstanding public warrants (the “Public Warrants”), all 12,000,003 of our outstanding founders warrants (the “Founders Warrants”), all 4,500,000 of our outstanding sponsors warrants (the “Sponsors Warrants”) and all 5,000,000 of our outstanding co-investment warrants (the “Co-Investment Warrants”, and collectively with the Public Warrants, Founders Warrants and the Sponsors Warrants, the “Warrants”), at a purchase price of $0.129 per Warrant, in cash, without interest (the “Purchase Price”), for an aggregate purchase price of $7,028,523.33 (each of the Warrants representing the right to purchase one share of our common stock, par value $0.0001 per share (the “Common Stock”), at an exercise price of $7.50 per share) upon the terms and subject to certain conditions described in GLG’s offer to purchase dated September 13, 2010 (the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated September 13, 2010;

2.	Letter of Transmittal (including substitute Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.	Notice of Guaranteed Delivery;

4.	Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

5.	Return envelope addressed to BNY Mellon Shareowner Services, as the Depositary.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including GLG’s reasons for making the Offer.

Warrant holders who choose not to tender will not receive cash for their Warrants. Pursuant to the terms of the Warrants, following completion of the Merger, holders of Warrants, if any, that remain outstanding will be entitled, subject to the other terms and conditions thereof, to exercise their Warrants at an exercise price of $7.50 per Warrant, but will only have the right to receive upon such exercise an amount equal to the cash merger consideration of $4.50 per Warrant, thereby incurring a loss of $3.00 per Warrant. Accordingly, the Warrants will be permanently out-of-the-money and will have no economic value following the Merger.

The Offer is only available for outstanding Warrants. We also have outstanding shares of Common Stock and units, each comprising a share of Common Stock and a Warrant to acquire a share of Common Stock. On behalf of your clients, you may tender Warrants that are included in units, but to do so such Warrants must first be separated from the units prior to tendering such Warrants. See “THE OFFER — Section 2. Procedures for Tendering Warrants” of the Offer to Purchase. On the terms and subject to the conditions of the Offer, GLG will only pay for Warrants validly tendered and not properly withdrawn before the Expiration Date.

Certain conditions of the Offer are described in “THE OFFER — Section 5. Conditions of the Offer” and “SPECIAL FACTORS — Section 2. Purposes of and Reasons for the Offer; Certain Effects of the Offer” of the Offer to Purchase. All tenders must be in proper form as described in “THE OFFER — Section 2. Procedures for Tendering Warrants” of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on October 12, 2010 or such later time and date to which the Offer is extended. We intend to extend the Offer to ensure that the Expiration Date of the Offer coincides with the completion of the Merger.

Under no circumstances will interest be paid on the Purchase Price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such Warrants.

GLG will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, GLG will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate accepted procedures. This withholding obligation is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

GLG PARTNERS, INC.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of GLG, the other Filing Persons, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:
Morrow & Co., LLC, Stamford, Connecticut
Telephone Number:
800-969-2372

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